QUINCY RESOURCES INC.
                     1302 Arbutus Street
              Vancouver, British Columbia, Canada
                           V6J  3W8


                Commission File No.: 000-31501

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                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                     --------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
THE COMPANY A PROXY.

This Information Statement (the "Information Statement") is being mailed on or about August 19, 2002, to the holders of record on August 16, 2002, of the shares of the common stock, $0.001 par value (the "Common Stock") of Quincy Resources Inc. (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

On August 16, 2002, the Company's affiliate shareholders, Adam Smith and Gordon Krushinsky (the "Sellers") and Daniel T. Farrell (the "Buyer"), entered into two Stock Purchase Agreements (the "Agreements"). The Agreements provide for Buyer to acquire 4,000,000 shares of the Company's outstanding common stock held by the Sellers (the "Transaction") in exchange for $4,000 cash. Pursuant to the Agreement, the Buyer was appointed the Companys president, Secretary and Treasurer effective
August 16, 2002.

The Company's boards of directors and the Buyer have agreed to elect Mr. Daniel T. Farrell (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about August 30, 2002. At the same time, Mr. Adam Smith and Mr. Gordon Krushnisky have agreed to resign. The Closing of the Transaction is expected to occur on or about August 30, 2002. The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of Mr. Adam
Smith and Mr. Gordon Krushnisky as the Company's directors at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

The principal executive office of the Company is currently located at 1302 Arbutus Street, Vancouver, British Columbia, V6J 3W8. Upon completion of the Transaction, the principal office of the Company will be located at 309 Center Street, Hancock, MI 49930.

COMMON STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of August 16, 2002, there were 10,026,500 shares of Common Stock outstanding. After the closing of the Transaction, there will be 10,026,500 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEE

The Board of Directors of the Company currently consists of two
(2) members. Each director holds office until his or her successor is elected and qualified or until his or her death,
resignation or removal.   When the Transaction closes, the
current directors of the Company will resign and shall name the Designee to the Board as their successor. The Designee has agreed to act as a director.

The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:

Name                  Age           Position

Daniel T. Farrell     65            Director, President

Mr. Farrell will serve as a director and president of the Company.

Mr. Farrell has an extensive background in the natural resources exploration industry. Since September 1998 Mr. Farrell has been responsible for corporate development with CGX Energy Inc., a natural resources development company based in Toronto, Ontario. From December 1997 to June 1998 Mr. Farrell was President of Diadem Resources Ltd., a natural resources development company based on Toronto, Ontario. From January 1997 to September 1997 Mr. Farrell was President of Tiaro Bay Resources Inc., a natural resource company based in Val Dor, Quebec. From January 1996 through December 1996 Mr. Farrell was President of RJK Explorations Ltd., a natural resource development company based in Kirkland Lake, Ontario. The shares of CGX Energy Inc., Diadem Resources Ltd. and RJK Explorations Ltd. are listed for trading on the TSX Venture Exchange. Mr. Farrell holds a Bachelor of Science (Geology) degree from Michigan Technological University in Houghton, MI which he obtained in 1960 and a Bachelor of Science (Education) degree from McMaster University in Hamilton, Ontario which he obtained in 1961.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

(a)   Identity of our current directors and executive officers.

Name                Age       Position            Director Since

Adam Smith          41        President, Director     1999

Gordon Krushnisky    36        Secretary, Treasurer    1999
                              Director

(b)   Business experience of directors and executive officers.

Adam Smith, 41, was educated at the University of British Columbia where he obtained a Bachelor of Arts degree in Philosophy before undertaking the Canadian Securities Course. Mr. Smith became employed with Georgia Pacific Securities Ltd., a local firm of stockbrokers, where he administered various retail accounts. He left the brokerage house and became an analyst for Groom Capital Advisory Inc. until 1996 when he became a self employed financial consultant. His public company experience comprises of Palladium Resources Inc., an Alberta Stock Exchange listed public company, where he was the president. During this same period of time he was a director of two Vancouver Stock Exchange public companies; Novadex International Inc. and Pacific Falcon Resources Ltd. His experience with OTC Bulletin Board companies comprised of being President and Director of Goldking Resources Inc. He is no longer a director or officer of Goldking Resources Inc.

Gordon Krushinsky, 36, upon graduation from high school undertook various courses in computer system technology from Vancouver Vocational Institute. After graduation in 1984 he became partners with his brother in International Laser Games, a private British Columbia incorporated company. His responsibilities included equipment upgrading and maintenance. In 1997 he became a computer analyst for London Drug Stores Ltd. and now has been promoted to Assistant Manager, Computer Departments.

Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign t the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended April 30, 2002, the Board of Directors held no meetings and did not act by written consent.

Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

There was no cash compensation paid to any director of the Company during the fiscal years ended April 30, 2002 and 2001.

Compensation of Directors

During the fiscal year ending April 30, 2002, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

The Board of Directors has terminated all bonus or incentive plans, no plans currently in effect, nor are there presently any understandings in place concerning additional compensation to the Company's officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of August 16, 2002 by (I) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (I) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

I.	Prior to Closing of the Transaction:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

Name and Address         Amount and Nature           Percent of
of Beneficial Owner    of Beneficial Owner              Class

Adam Smith                1,000,000                      10%
1302 Arbutus Street
Vancouver, BC V6J 3W8

Gordon Krushnisky          3,000,000                      29.9%
1088 Ferguson Road
Delta, BC V4L 1X1

Ken Random sky               550,000                      5.49%
840-15355-24th Avenue
White Rock, British Columbia
Canada, V4A 2H9

Michael Decorah            545,000                      5.44%
P.O. Box 93097
Willow Brook Shopping Centre
Langley, British Columbia
Canada, V3A 9H2

Marion Sept                 540,000                      5.38%
19188-84th Avenue
Surrey, British Columbia
Canada, V4N 3G5

Anita Wolfe                 535,000                     5.33%
4364 Woodcrest Road
West Vancouver, British Columbia
Canada, V75 2W1

Klaus Van Elk               530,000                     5.28%
68-5850, 177B Street
Surrey, British Columbia
Canada, V3S 4J6

Charlene Abrahams           525,000                     5.23%
9248 203rd
Surrey, British Columbia
Canada, V1M 2M9

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address         Amount and Nature           Percent of
of Beneficial Owner    of Beneficial Owner              Class

Adam Smith                  1,000,000                    10%
1302 Arbutus Street
Vancouver, BC V6J 3W8


Gordon Krushnisky            3,000,000                   29.9%
1088 Ferguson Road
Delta, BC V4L 1X1

All Officers and Directors
as a Group (2 persons)      4,000,000                 39.9%

II.	Subsequent to Closing of the Transaction:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

Name and Address         Amount and Nature           Percent of
of Beneficial Owner    of Beneficial Owner              Class

Daniel T. Farrell         4,000,000                     39.9%
309 Center Street
Hancock, MI 49930

Ken Random sky               550,000                      5.49%
840-15355-24th Avenue
White Rock, British Columbia
Canada, V4A 2H9

Michael Decorah            545,000                      5.44%
P.O. Box 93097
Willow Brook Shopping Centre
Langley, British Columbia
Canada, V3A 9H2

Marion Sept                 540,000                      5.38%
19188-84th Avenue
Surrey, British Columbia
Canada, V4N 3G5

Anita Wolfe                 535,000                     5.33%
4364 Woodcrest Road
West Vancouver, British Columbia
Canada, V75 2W1

Klaus Van Elk               530,000                     5.28%
68-5850, 177B Street
Surrey, British Columbia
Canada, V3S 4J6

Charlene Abrahams           525,000                     5.23%
9248 203rd
Surrey, British Columbia
Canada, V1M 2M9


The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address         Amount and Nature           Percent of
of Beneficial Owner    of Beneficial Owner              Class

Daniel T. Farrell         4,000,000                     39.9%
309 Center Street
Hancock, MI 49930

All Officers and Directors
as a Group (1 person)      4,000,000                    39.9%

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year other than as follows: our two directors, Messrs. Smith and Krushnisky , failed to file Form 3, Initial Statements of Beneficial Ownership as required by Section 16(a) of the Exchange Act. In addition, Mr. Krushnisky failed to file Form 4, Statement of Changes in Beneficial Ownership as required by Section 16(a) of the Exchange Act. As part of the change of control of the Company, the failure to file these reports has identified and the delinquent reports have been filed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the provisions of the Agreements, the Buyer is expected to acquire an aggregate of 4,000,000 out of the 10,026,500 shares of the Company's outstanding common stock from the Sellers and therefore they will be deemed to control the Company. The Designee has advised the Company that it is his intention that, subsequent to the Transaction, the Company will continue to be engaged in the business of developing natural resource properties.

In June, 2002 Daniel T. Farrell loaned the sum of $6,000 to the Company secured by a Promissory Note bearing simple interest at a rate of 10% per annum. On the date of Closing the aggregate value of the principal and interest on such loan is expected to approximate $6,050.

Other than with respect to this Transaction, and the transaction described above, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: August 19, 2002

QUINCY RESOURCES INC.


/s/ Daniel T. Farrell
Daniel T. Farrell
President